December 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Eric McPhee

Isaac Esquivel

Ronald E. Alper

Maryse Mills-Apenteng

Re:	SilverBox Engaged Corp II
Draft Registration Statement on Form S-1
Response dated August 12, 2021
CIK No. 0001859686

Ladies and Gentlemen:

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Kadenacy, Chief Executive Officer of SilverBox Engaged Corp II, a Delaware corporation (the “Company”), in the letter dated September 17, 2021 (the “Staff Letter”) regarding the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 22, 2021 (the “Draft Registration Statement”) and the correspondence submitted to the Commission on August 12, 2021.

The Company is concurrently submitting an amended Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to the Staff’s comment contained in the Staff Letter and certain other changes.

Set forth below is the Company’s response to the Staff’s comment. Page references in the text of the Company’s response correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

U.S. Securities and Exchange
Commission
December 23, 2021

Capitalization, page 82

We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable shares of Class A common stock for permanent equity classification in accordance with ASC 480- 10-S99-3A for the following reasons:

•	Each redeemable Class A share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

•	The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

•	The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Amended Draft Registration Statement to include the 25,000,000 shares of Class A common stock being offered in temporary equity, given such shares will be subject to possible redemption.

Please contact the undersigned at (213) 683-6188 regarding any questions or further comments regarding the Company’s response to the Staff’s comment. Thank you for your assistance.

Sincerely,

/s/ Jonathan Ko

Paul Hastings LLP

cc:            Stephen Kadenacy, SilverBox Engaged Corp II